September 20, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Assistant Director Larry Spirgel

Re:	Brekford Corp.
Form 10-K for the Year Ended December 31, 2012
Filed March 8, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 2, 2013
File No. 000-52719

Ladies and Gentlemen:

Brekford Corp. (the “Company”) hereby acknowledges receipt of the comments provided by the staff of the Commission  in a letter dated September 12, 2013 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 8, 2013, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 2, 2013.  Please be advised that the Company intends to respond to the Letter on or before Friday, September 27, 2013.  In the event the Company determines that it needs additional time to respond to the comments, it will promptly notify the Commission.

Sincerely yours,

/s/ Chandra “C.B.” Brechin
Chandra “C.B.” Brechin
Chief Executive Officer and Chief Financial Officer